Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Link to searchable text of slide shown above

Searchable text section of graphics shown above

October 21, 2003

CLICK2LEARN AND DOCENT

[GRAPHIC]

VICTORY COMES MORE EASILY
WHEN YOU JOIN FORCES.

Safe Harbor

Information in this presentation contains forward-looking statements, including statements about future business operations, financial performance, customer benefits and potential synergies to be derived from the transaction and other market conditions that include risks and uncertainties. These statements are not historical facts or guarantees of future performance or events and are based on current expectations, estimates, beliefs, assumptions, goals and objectives, and neither Docent nor Click2learn assumes any obligation to update any such forward-looking statements. These statements are not guarantees of future results and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from the results expressed or implied by these statements. You are cautioned not to place undue reliance on any forward-looking statements.  Factors that could cause actual results to differ include, but are not limited to, (i) the challenges and costs of closing, integration and restructuring and the ability to achieve anticipated synergies associated with the announced plans to merge Docent and Click2learn; (ii) an emerging and rapidly evolving market, (iii) market uncertainty with respect to the proposed merger and acceptance of the combined company’s product offerings by customers and partners; (iv) adverse changes in general economic or market conditions; (v) delays or reductions in information technology spending; (vi) the ability to attract and retain highly qualified employees; (vii) intense competition in the marketplace and (viii) other events and other important factors disclosed previously and from time to time in Docent’s and Click2learn’s with the Securities and Exchange Commission,  including the companies’ respective 10-K and 10-Q filings.

Docent and Click2Learn Agree to Merge

•             New Company Poised For Leadership

•              Most Complete Solution Suite

•              Greatest R&D and Customer Support Strength

•             Enhanced Financial Strength & Stability

•              Over 600 Customers Worldwide

•              Over $40 million in Cash

•              Combined, over $60 million of revenue in last 12 months

Our Shared Vision

We drive results through innovative business performance and learning technologies.

Our products & services enable organizations to:

•              Solve business problems

•              Improve employee & organizational performance

•              Increase revenue

•              Decrease costs

Why merge?

•             Customers are seeking a clear leader

•              Organizations today understand:

•             Business impact & ROI of using our software

•             The importance of an integrated suite

•             “Mission critical”

•              Realities of the industry today:

•             Still fragmented & no “clear” leader

•             Docent & Click2learn aim to be that leader

Docent and Click2Learn

•             Merging aims to create a leader with:

•             Financial strength and stability

•             Balance sheet strength

•             Sustained profitability & operational leverage

•             Product and solution strength

•             Most comprehensive technology suite

•             R&D organization to keep it there

•             Operating strength

•             Customer base to cross-sell to and build from

•             Customer Service & Support to make it work

•             Partner base to leverage

Two companies with momentum

[CHART]

Quarterly Revenue

[CHART]

In Millions Last Reported Quarters

Winning in the industry

License Revenue (millions) Among 3 Public Players
Focused On Learning & Business Performance Management

[CHART]

Offering strength and stability

[CHART]

Figures for private companies are from industry analyst estimates

Enterprise Customers

[CHART]

Source: Company reports and Brandon Hall Survey

Combined, 60% of the Global 15…

[LOGOS]

By Market Capitalization

...and over 35% of the Global 50…

[LOGOS]

By Revenue

...as well as 40% of the Fortune 50

[LOGOS]

By Revenue

Combined Strategic Partnerships

[LOGOS]

Industry Accolades

Winner: LMS/Performance Management & LCMS Product Shootout	[LOGO]

Leader Learning Management Systems & eLearning Suites 2003 Magic Quadrants	[LOGO]

#1 Vendor Overall 2003 METAspectrum Top Rating in Meta SPEX Report	[LOGO]

Best Learning Management System as voted by Readers of Training Magazine	[LOGO]

2002 Top Training Product	[LOGO]

eLearning Age “Best Learning Management Solution, 2003”	[LOGO]

Docent Background

•   Incorporated in 1997

•   NASDAQ: DCNT

•   Headquarters: Mt. View, CA

•   170 employees

•   Offices in US, UK, France, Germany, Japan, Australia

•   Docent Enterprise™  and associated services

“Docent has helped us increase our Dealer Satisfaction Index from 50 out of 100 to 87 out of 100. We couldn’t run our business without Docent.”

- Willie Keith,

Harley Davidson

Docent Momentum

•   Year to date revenue of $22 million

•   Third quarter license revenue up 18% and total revenue up 16%

•   Cash as of September 30, 2003 of $33 million

•   Cash burn reduced from $15m to less than $3 million per quarter

“The holy grail for this industry is to move beyond merely cost avoidance and ramp up speed to identify the impact of training across all business functions. Docent’s framework will help lead the industry in this key direction.”

- Cushing Anderson

IDC

Combined Product Vision

•    Reduced TCO through tight integration

•    Improved business & org. performance through most comprehensive product suite

•             Full featured LMS, LCMS, VCS

•             Business Analytics

•             Flexible delivery – Personalized / Mobile

•             Perf. Mgmt, Collaboration, Information Mgmt

•             Authoring, Simulation Editor

•    Painless migration

Combined Technology Vision

•    Scalable, robust platform architecture

•    Unparalleled support for industry standards

•             SCORM

•             Extensible Markup Language (XML)

•             Simple Object Access Protocol (SOAP)

•             Web Services Description Language (WSDL)

•    Web services interface for integrating 3rd party systems

Product Roadmap

•    Integrate in a Phased manner

•             Deliver first phase very quickly upon completion of merger

•    Leverage strengths of both product suites

•    Stay with or accelerate current Aspen 3.0 feature priorities

Questions

Questions

•    Q. When will the deal officially close?

•             Subject to customary closing conditions, including stockholder approvals, and is expected to be completed in Q1 of 2004.

•    Q. Chance that the merger will not close?

•             Yes, if certain closing conditions are not met, if one or both of the respective company’s stockholders do not vote to approve it.

•    Q. What will the combined company be called?

•             Highly likely the company will have a brand new name, expected to be announced prior to closing.

•             Eric Weaver, branding expert has been retained to assist us with naming and branding the company.

•    Q. Where will headquarters be?

•              Currently anticipated that official company headquarters will be in Mountain View, CA, the current Docent headquarters. A final decision on this will be made prior to closing.

•              Important to recognize that the headquarters for both companies today are expected to be primary and thriving locations for the combined company.

•              Upon completion of the deal, decisions on other offices will be made specific to their geographic region.

•    Q. Do you expect any layoffs?

•              Eliminating duplicate functions upon completion of the merger, and most likely in the months following the merger. No decisions have been made to date on any individuals, functions or departments.

•              Expect to handle transition professionally, and great care will be taken by the respective HR departments.

•              Those who are laid off will be eligible to receive severance pay; how much has yet to be determined.

•    What about integrating the two companies?

•              Integration team, made up of representatives for both companies, will oversee the integration. This team will begin working soon to develop an integration plan, with decisions and processes implemented upon deal closing.

•    What should we do differently in anticipation of the merger?

•              Next few months prior to closing, it is “business as usual.”

•              We are direct competitors until the merger closes, and we will continue to be direct competitors if it does not close.

•              No contact with employees of the other company.

More Questions?

•    Human resources and benefits issues:

•              Michelle Welch in HR

•    Other questions:

•              Your Manager

•              Don’t hesitate to contact Kevin

Together…

•    Financial strength

•              Expected to generate $15M in savings

•              Near term profitability

•    Product and solution strength

•              R&D resources to continue innovation on industry’s most complete suite

•    Operating strength

•              Leverage large customer base

•              Robust and broad partner network

For more information

See Press Release and External FAQ at:
www.click2learn.com

See Internal FAQ at:
Click2Web

Additional information and where to find it

Docent, Inc. and Click2learn, Inc. intend to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the merger transaction involving Docent and Click2learn. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Docent by contacting Docent Investor Relations at (650) 934-9525. Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.

Docent and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding the directors and executive officers of Docent is also included in Docent proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 24, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Docent by contacting Docent Investor Relations at (650) 934-9525.

Click2learn and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Click2learn in connection with the merger. Information regarding the special interests of these directors and executive officers in the reorganization transaction described herein will be included in the proxy statement/prospectus of Docent and Click2learn described above. Additional information regarding these directors and executive officers is also included in Click2learn’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 23, 2003. This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Click2learn by contacting Click2learn Investor Relations at (425) 637-1557.